# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# SCHEDULE 13G

**Under the Securities Exchange Act of 1934**

**(Amendment No. )\***

# BM Technologies, Inc

**(Name of Issuer)**

**Common Stock**
**(Title of Class of Securities)**

**05591L107**

**(CUSIP Number)**

**September 15, 2023**
**(Date of Event Which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

\*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. **05591L107**

| | | |
|---|---|---|
| 1. | Names of Reporting Persons. **Veradace Capital Management LLC** | |
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐   (b) ☒ | |
| 3. | SEC Use Only | |
| 4. | Citizenship or Place of Organization **Delaware** | |
| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. | Sole Voting Power **0** |
| | 6. | Shared Voting Power **634,102** |
| | 7. | Sole Dispositive Power **0** |
| | 8. | Shared Dispositive Power **634,102** |
| 9. | Aggregate Amount Beneficially Owned by Each Reporting Person **634,102** | |
| 10. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ | |
| 11. | Percent of Class Represented by Amount in Row (9) **5.3 %** | |
| 12. | Type of Reporting Person (See Instructions) **PN, IA** | |

| 1. | Names of Reporting Persons.  **Veradace Partners L.P.** | | |
|---|---|---|---|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)  (a) ☐   (b) ☒ | | |
| 3. | SEC Use Only | | |
| 4. | Citizenship or Place of Organization  **Delaware** | | |
| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. | Sole Voting Power  **0** | |
| | 6. | Shared Voting Power  **634,102** | |
| | 7. | Sole Dispositive Power  **0** | |
| | 8. | Shared Dispositive Power  **634,102** | |
| 9. | Aggregate Amount Beneficially Owned by Each Reporting Person  **634,102** | | |
| 10. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ | | |
| 11. | Percent of Class Represented by Amount in Row (9)  **5.3%** | | |
| 12. | Type of Reporting Person (See Instructions)  **PN** | | |

| 1. | Names of Reporting Persons.<br><br>**John Conlin** | | |
|----|----|----|----|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) ☐   (b) ☒ | | |
| 3. | SEC Use Only | | |
| 4. | Citizenship or Place of Organization<br>**United States of America** | | |
| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. | Sole Voting Power<br><br>**0** | |
| | 6. | Shared Voting Power<br><br>**634,102** | |
| | 7. | Sole Dispositive Power<br><br>**0** | |
| | 8. | Shared Dispositive Power<br><br>**634,102** | |
| 9. | Aggregate Amount Beneficially Owned by Each Reporting Person<br><br>**634,102** | | |
| 10. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ | | |
| 11. | Percent of Class Represented by Amount in Row (9)<br><br>**5.3 %** | | |
| 12. | Type of Reporting Person (See Instructions)<br><br>**IN, HC** | | |

CUSIP No. **05591L107**

| 1. | Names of Reporting Persons.<br>**Alexander Vezendan** |
|---|---|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) ☐   (b) ☒ |
| 3. | SEC Use Only |
| 4. | Citizenship or Place of Organization<br>**United States of America** |

| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. | Sole Voting Power<br><br>**0** |
|---|---|---|
| | 6. | Shared Voting Power<br><br>**634,102** |
| | 7. | Sole Dispositive Power<br><br>**0** |
| | 8. | Shared Dispositive Power<br><br>**634,102** |

| 9. | Aggregate Amount Beneficially Owned by Each Reporting Person<br><br>**634,102** |
|---|---|
| 10. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐ |
| 11. | Percent of Class Represented by Amount in Row (9)<br><br>**5.3 %** |
| 12. | Type of Reporting Person (See Instructions)<br><br>**IN, HC** |

**Item 1.**

   **(a)  Name of Issuer**

BM Technologies, Inc.

**(b) Address of Issuer's Principal Executive Offices**

201 KING OF PRUSSIA ROAD, SUITE 650
WAYNE, PA, 19087

---

**Item 2.**

**(a) Name of Persons Filing**

This statement is being jointly filed by and on behalf of each of Veradace Capital Management LLC, a Delaware limited liability company ("Veradace"), Veradace Partners L.P., a Delaware limited partnership (the "Fund"), Alexander Vezendan, and John Conlin.

The Fund is the record and direct beneficial owner of the securities covered by this statement. As the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of and may be deemed to beneficially own securities owned by, Veradace.

The total number of shares owned consists of 634,102 shares of common stock.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

**(b) Address of Principal Business Office or, if none, Residence**.

2626 Cole Avenue, Suite 300, Dallas, Texas, 75204

**(c) Citizenship**

See Item 4 on the cover page(s) hereto.

**(d) Title of Class of Securities**

Common Stock

**(e) CUSIP Number**
**05591L107**

---

**Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:**

(a) ☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

( f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d  -1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non -U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K).

     If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____

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**Item 4. Ownership.**

   **(a) Amount beneficially owned:** See Item 9 on the cover page(s) hereto.

   **(b) Percent of class:** See Item 11 on the cover page(s) hereto.

   **(c) Number of shares as to which such person has:**

      **(i) Sole power to vote or to direct the vote:** See Item 5 on the cover page(s) hereto.

      **(ii) Shared power to vote or to direct the vote:** See Item 6 on the cover page(s) hereto.

      **(iii) Sole power to dispose or to direct the disposition of:** See Item 7 on the cover page(s) hereto.

      **(iv) Shared power to dispose or to direct the disposition of:** See Item 8 on the cover page(s) hereto.

---

**Item 5. Ownership of Five Percent or Less of a Class.**

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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**Item  6. Ownership of More than Five Percent on Behalf of Another Person.**

     Not applicable.

**Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

       Not Applicable.

**Item 8. Identification and Classification of Members of the Group.**

       Not Applicable.

**Item 9. Notice of Dissolution of Group.**

       Not Applicable.

**Item 10. Certifications.**

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.


**SIGNATURE**


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2023                     **Veradace Capital Management LLC**

                                   By:  /s/ Alexander Vezendan

                                Name:  Alexander Vezendan

                                  Title:  Principal

                    **Veradace Partners L.P.**

                    By: Veradace Capital Management LLC
                             its general partner

                    By:  /s/ Alexander Vezendan

                    Name:  Alexander Vezendan

Title:  Principal

**Alexander Vezendan**

/s/ Alexander Vezendan

Title:  Principal

**John Conlin**

/s/ John Conlin

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## EXHIBIT INDEX

**Exhibit**  **Description of Exhibit**

99.1     Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G, as amended, filed on September 22, 2023 by the reporting persons with the Securities and Exchange Commission).